SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23*)

Sapiens International Corporation N.V.

(Name of Issuer)

Common Shares, € 0.01 par value

(Title of Class of Securities)

N7716A102

(CUSIP Number)

Guy Bernstein

Formula Systems (1985) Ltd.

5 Haplada St.

Or-Yehuda 60218, Israel

972-3-5389487

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.    ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N7716A102

1.	Names of Reporting Persons Formula Systems (1985) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,105,897
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,105,897
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,105,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 48.5%
14.	Type of Reporting Person (See Instructions) CO

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Item 1. Security and Issuer.

This Amendment No. 23 to the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Person (as defined in Item 2 below) relates to the common shares, par value € 0.01 (“Common Shares”) of Sapiens International Corporation N.V. (“Sapiens” or the “Issuer”).

The Issuer is a Curaçao company, whose principal executive offices are located at Landhuis Joonchi; Kaya Richard J. Beaujon z/n; P.O. Box 837 Willemstad, Curaçao.

Item 2: Identity and Background

The name of the reporting person is Formula Systems (1985) Ltd. (“Formula” or the “Reporting Person”), which is organized under the laws of the State of Israel.

Formula’s principal business is holding and managing interests in companies that provide global IT solutions and services.

Formula’s principal office is located at 5 Haplada St., Or-Yehuda, 60218, Israel.

There are no criminal convictions or civil judgments or injunctions to report under Item 2(d) or (e) of Schedule 13D.

Item 3: Source and Amount of Funds or Other Consideration

From August 21, 2014 through September 16, 2014, Formula purchased an aggregate of 736,862 Common Shares in broker-initiated and private transactions for an aggregate purchase price of US$5,757,192. The source of such funds was Formula’s working capital.

Item 4: Purpose of Transaction

The Reporting Person has acquired the Common Shares of Sapiens for long-term investment purposes.

The Reporting Person may from time to time acquire additional Common Shares in the public market or in privately negotiated transactions in order to support its control position in Sapiens.

The Reporting Person does not have any current plans to dispose of securities of the Issuer or to effect any other transaction or change involving the Issuer that is described in Items 4(b) through (j) of Schedule 13D.

Item 5: Interest in Securities of the Issuer

(a), (b) Formula is the beneficial owner of and possesses sole voting and dispositive power with respect to 23,105,897 Common Shares, which represent 48.5% of the total issued and outstanding Common Shares of the Issuer. This percentage of beneficial ownership was calculated on the basis of 47,645,670 outstanding Common Shares of the Issuer as of September 15, 2014, which is based on information provided to the Reporting Person by the Issuer in response to the inquiry of the Reporting Person.

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(c) During the past sixty days, Formula purchased Common Shares in the following transactions.

Date	Number of Shares Purchased	Price per Share	Nature of Transaction
August 21, 2014	4,140	$7.9508	broker-initiated transaction consummated off-market
August 22, 2014	10,000	$8.0089	broker-initiated transaction consummated off-market
August 25, 2014	12,727	$7.9987	broker-initiated transaction consummated off-market
September 9, 2014	8,514	$8.0090	broker-initiated transaction consummated off-market
September 10, 2014	1,486	$8.0228	broker-initiated transaction consummated off-market
September 15, 2014	561,611	$7.7576	off-market purchase and broker-initiated transaction consummated off-market
September 16, 2014	138,384	$7.9985	broker-initiated transaction consummated off-market

(d) None.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7: Material to Be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2014

FORMULA SYSTEMS (1985) LTD.

By: /s/ Asaf Berenstin
Name: Asaf Berenstin
Title: Chief Financial Officer

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